Tabcorp
the bigger better game

08001882

RECEIVED

2008 APR 17 P 12:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

7 April 2008

Brett Paton appointed to the Tabcorp Board

Tabcorp today announced that leading equity markets executive Brett Paton had been appointed as a Director of Tabcorp Holdings Limited, subject to regulatory approval.

Brett Paton, 53, the former Chairman of Capital Markets at investment bank UBS, has extensive senior executive experience in capital markets.

Tabcorp Chairman, John Story, welcomed Mr Paton to the Board, adding that he would bring additional strategic and financial market experience to the company.

"Brett Paton has been a leader in Australian capital markets for more than 28 years. Tabcorp will benefit greatly from Brett's intimate understanding of capital markets. His impressive credentials in the financial sector will further strengthen the Tabcorp Board," Mr Story said.

At UBS, Mr Paton was Managing Director and Vice Chairman of Global Investment Banking. He was a Member of its Australian Executive Committee, Chairman of the Equity Markets Committee and Chairman of the Capital Commitment Committee, its underwriting committee.

During his 23 years at UBS and in the finance industry, he worked closely with company boards and management on various Initial Public Offerings, Major Raisings and Merger and Acquisition transactions.

Mr Paton is a keen follower of the Australian racing industry and has interests in thoroughbred racehorses.

Mr Paton, a Chartered Accountant, holds a Bachelor of Economics Degree from Monash University and is a Fellow of the Financial Services Institute of Australasia. He is Councillor with the Australia Business Arts Foundation.

Mr Paton will join the Tabcorp Board when all regulatory approvals have been obtained.

PROCESSED
APR 22 2008
THOMSON
FINANCIAL

For further information contact:
Bruce Tobin, Group General Manager, Corporate Affairs 03 9868 2508

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